(Securities Code 7203)
                                                                   June 23, 2009
To All Shareholders:
                                                           President Akio Toyoda
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

 Notice of Resolutions Adopted at FY2009 Ordinary General Shareholders' Meeting
     (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports made and resolutions adopted at the FY2009 Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting") today are as follows:


Reports:
     Reports on business review, unconsolidated and consolidated financial statements for FY2009 (April 1, 2008 through March 31, 2009) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements for FY2009.

     Details pertaining to the above were reported.

Resolutions:
     Proposed Resolution 1:     Distribution of Surplus

                                Payment of a year-end dividend of 35 yen per share was approved as proposed.

                                The total amount of the annual dividends for the fiscal year ended March 31, 2009 will be 100 yen per share combined with the interim dividend.

     Proposed Resolution 2:     Partial Amendment of the Articles of
                                Incorporation

                                Approved as proposed. The method of public notices of Toyota Motor Corporation ("TMC") should be changed to electronic public notices. Also, in accordance with the enforcement of the "Act for Partial
                                Amendments to the Act Concerning Book-Entry
                                Transfer of Corporate Bonds and other
                                Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities" (Act No. 88, 2004), the necessary amendments shall be made to the Articles of Incorporation of TMC.

     Proposed Resolution 3:     Election of 29 Directors

                                Approved as proposed. The following 29 persons were elected and have assumed their positions as directors:
                                Fujio Cho, Kazuo Okamoto, Katsuaki Watanabe,
                                Takeshi Uchiyamada, Akio Toyoda, Yukitoshi Funo, Atsushi Niimi, Teiji Tachibana, Shinichi Sasaki, Akira Okabe, Yoichiro Ichimaru, Shinzo Kobuki, Akira Sasaki, Tadashi Arashima, Mamoru Furuhashi, Satoshi Ozawa, Iwao Nihashi,


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


                                Yasuhiko Ichihashi, Tadashi Yamashina, Takahiko Ijichi, Tetsuo Agata, Toshio Furutani, Takahiro Iwase, Yoshimasa Ishii, Takeshi Shirane, Yoshimi Inaba, Masamoto Maekawa, Nampachi Hayashi, and Yasumori Ihara

     Proposed Resolution 4:     Issuance of Stock Acquisition Rights for the
                                Purpose of Granting Stock Options

                                Approved as proposed. Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, Stock Acquisition Rights shall be granted without consideration to Directors, Managing Officers, employees, and other persons in similar positions at TMC and its affiliates, and determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors.

                                Stock acquisition rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors. Consequently, the calculation method to determine the value of the Stock Acquisition Rights to be allotted to the Directors as remuneration was also approved.



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



At the Board of Directors meeting held today after the conclusion of the General Shareholders' Meeting, 27 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Fujio Cho, Vice Chairmen Katsuaki Watanabe and Kazuo Okamoto, President Akio Toyoda, Executive Vice Presidents Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, and Yoichiro Ichimaru were elected and assumed their positions as representative directors.

In addition, at the Board of Directors meeting held after the conclusion of the General Shareholders' Meeting, 50 managing officers were also elected and assumed their positions.

The new directors, corporate auditors and managing officers are as follows:

 Chairman of the Board         Fujio Cho               Senior Managing Director          Tadashi Yamashina
 Vice Chairman                 Katsuaki Watanabe       Senior Managing Director          Takahiko Ijichi
 Vice Chairman                 Kazuo Okamoto           Senior Managing Director          Tetsuo Agata
 President                     Akio Toyoda             Senior Managing Director          Masamoto Maekawa
 Executive Vice President      Takeshi Uchiyamada      Senior Managing Director          Yasumori Ihara
 Executive Vice President      Yukitoshi Funo          Senior Managing Director          Toshio Furutani
 Executive Vice President      Atsushi Niimi           Senior Managing Director          Takahiro Iwase
 Executive Vice President      Shinichi Sasaki         Senior Managing Director          Yoshimasa Ishii
 Executive Vice President      Yoichiro Ichimaru       Senior Managing Director          Takeshi Shirane
 Senior Managing Director      Teiji Tachibana         Director                          Yoshimi Inaba
 Senior Managing Director      Akira Okabe             Director                          Nampachi Hayashi
 Senior Managing Director      Shinzo Kobuki           Full-time Corporate Auditor       Yoshikazu Amano
 Senior Managing Director      Akira Sasaki            Full-time Corporate Auditor       Chiaki Yamaguchi
 Senior Managing Director      Tadashi Arashima        Full-time Corporate Auditor       Masaki Nakatsugawa
 Senior Managing Director      Mamoru Furuhashi        Corporate Auditor                 Yoichi Kaya
 Senior Managing Director      Satoshi Ozawa           Corporate Auditor                 Yoichi Morishita
 Senior Managing Director      Iwao Nihashi            Corporate Auditor                 Akishige Okada
 Senior Managing Director      Yasuhiko Ichihashi      Corporate Auditor                 Kunihiro Matsuo

Managing Officers

 Nobuyori Kodaira              Yasushi Kohara          Norihiko Arai                     Hiroshi Miyata
 Takashi Hata                  Shigeru Hayakawa        Mitsuru Takada                    Koichi Sugihara
 Yoshihiko Masuda              Hisayuki Inoue          Soichiro Okudaira                 Kazuhiro Miyauchi
 Tatsuya Kaneko                Hiroji Onishi           Hiroyuki Ochiai                   Takuo Sasaki
 Masanao Tomozoe               Keiji Masui             Yasuo Kawada                      Satoru Mouri
 Real C. Tanguay               Kenji Miura             Naoki Miyazaki                    Hiroyoshi Yoshiki
 Seiho Kawakami                Kiyotaka Ise            James E. Lentz                    Osamu Nagata
 Takahiro Fujioka              Didier Leroy            Masahiro Kato                     Moritaka Yoshida
 Masanobu Kawase               Hiroyuki Yokoyama       Kenji Suzuki                      Yoichi Inoue
 Yukio Nishikawa               Koei Saga               Mitsuhiro Sonoda                  Steve St. Angelo
 Hirofumi Muta                 Naofumi Masuda          Yoshihiko Matsuda                 Johan van Zyl
 Shigeki Suzuki                Shigeki Terashi         Masashi Isogai
 Katsutada Masumoto            Takuo Matsui            Shunichi Konishi


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